EXHIBIT 99.8
ACE MARKETING & PROMOTIONS, INC.
457 ROCKAWAY AVENUE
VALLEY STREAM, NY 11581
(516) 256-7766

 ACE REPORTS RESULTS OF OPERATIONS FOR THE FIRST QUARTER OF 2010

VALLEY STREAM, NY - (Business Wire) – May 14, 2010

Ace Marketing & Promotions, Inc. (OTC BB: AMKT) announced today the results for its first quarter ended March 31, 2010.

	Three Months Ended
	2010	2009
Revenue (A)	$596,381	$455,032
Cost of Revenues (B)	361,217	330,868
Gross Profit (C)	235,164	124,164
Selling, General and Administrative Expenses (D)	622,733	590,945
(Loss) from Operations (E)	(387,569)	(466,781)

(A) The increase in revenues of $141,349 in 2010 compared to 2009 was due to the increased efforts of the company’s sales force and improvement in the overall economy.

(B) Increase in cost of revenues of $30,349 in 2010 is related to a increase in purchases due to the rise in sales during the current quarter ending March 31, 2010.

(C) Gross profit was $235,164 in the first quarter of 2010 or 39.4% of net revenues compared to $124,164 in the same three months of 2009 or 27.3% of revenues. Gross profits will vary period-to-period depending upon a number of factors including the mix of items sold, pricing of the items and the volume of product sold. Also, it is our practice to pass freight costs on to our customers. Reimbursement of freight costs which are included in revenues have lower profit margins than sales of our promotional products and has the effect of reducing our overall gross profit margin on sales of products, particularly on smaller orders. The improved gross profit was due to the increased efforts of the Company's sales force and improvement of the overall economy. The higher gross profit percentage in the first quarter of 2010 is due to revenues from a mixture of proximity marketing, website development and direct relationship marketing which has higher margins than our traditional promotional product business.

(D) The overall increase of $31,788 was primarily due to a $72,237 increase in commissions and a decrease of  $38,086 in salaries.

(E)  Our 2010 net loss decreased by $79,212 due to our improved gross profit margins of approximately $111,000, partially offset by increased operating expenses of approximately $32,000.

About Ace Marketing & Promotions Inc (OTC BB: AMKT)

Ace Marketing & Promotions Inc., based in New York, is a full-service promotional marketing company offering a wide array of business solutions which include; Branding and Branded Merchandise, Mobile Marketing Solutions, Website Development, ACE CMS Platform, Print Solutions and Fulfillment. Ace Marketing & Promotions Inc. is a leader in Proximity Marketing(SM) with proprietary Bluetooth and Wi-Fi integrated technology that establishes the benchmark for how multimedia messages are being delivered. Established in 1998, the Company has built a successful, scalable business platform. Proximity Marketing(SM), Rockzimity, and Rockzimity Marketing are service marks of Ace Marketing & Promotions Inc. 2009. Ace's Corporate Overview is available at http://www.acemarketing.net on the "About Us" tab. Ace has recently added several new revenue stream models. The long-term strategic plan is for Ace to find new opportunities while leveraging its core competencies. For a demo of Ace's Proximity Marketing you can visit http://www.acemarketingdemo.com or http://www.proximitymarketingus.com. For additional information, a copy of Ace's Form 10-K and other exchange act filings can be obtained on the Internet by going to www.acemarketing.net, clicking on links and then clicking on SEC Filings.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements. The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company's ability to attract and retain key personnel.

Media Contact:

Ace Marketing & Promotions, Inc.
Legend Securities, Inc.
Thomas Wagner
800-385-5790 x152
718-233-2600 x152
twagner@legendsecuritiesinc.com